Exhibit 99.1

MindMed Announces Partnership with Datavant, a Leading Health Data Connectivity Company

New York, NY - July 8, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ), a leading biotech company developing psychedelic-inspired therapies, and Datavant, Inc. (“Datavant”), a leader in helping healthcare organizations safely connect their data, announced a partnership through which MindMed will use Datavant’s privacy-protecting technology to link MindMed’s clinical trial data to external data from both clinical and real-world sources. MindMed plans to use Datavant’s linking technology across various stages of the drug lifecycle including discovery, clinical development, and commercialization.

Data linking will allow MindMed to create broad and detailed datasets to better understand the real-world treatment, service utilization, and healthcare experiences of patients with psychiatric and substance use disorders. This data, and the deeper understanding of both the relevant illness and the paths of care through which patients proceed, will help enhance MindMed’s clinical trial planning, execution, and preparation for commercialization of its novel molecules.

“Data fragmentation today prevents organizations from understanding how innovative therapies can be used to improve patient outcomes,” said Travis May, Chief Executive Officer of Datavant. “The ability to safely connect data from across the healthcare ecosystem to understand the safety, efficacy, and access to a variety of therapeutic interventions creates the opportunity to greatly improve outcomes in psychiatry and addiction medicine.”

“While MindMed pursues its mission of radically transforming the paradigm of care for treating psychiatric and substance use disorders, the goal of this initiative is to accelerate efforts to build better psychedelic-inspired medicines and adjacent therapeutic technology”, said Robert Barrow, Chief Executive Officer of MindMed. Daniel R. Karlin, MD, MA and Chief Medical Officer of MindMed, added, “In order to build a deeper understanding of the illnesses we seek to treat, we need to better integrate data on the efficacy and efficiency of existing care models as well as patient and provider-related outcomes. Clinical trials capture a small window of time in a patient’s overall experience of their illness. These trials, while essential for drug development, tell us nothing about patients’ access to, and use of, various treatment modalities through time. Truly understanding the patient journey by knowing about all relevant encounters and events that lie outside of the limited window of clinical trials will enable us to better develop and deploy therapeutics that offer new hope for people who are suffering.”

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co

About Datavant

Datavant’s mission is to connect the world’s health data to improve patient outcomes. Datavant works to reduce the friction of data sharing across the healthcare industry by building technology that protects the privacy of patients while supporting the linkage of de-identified patient records across datasets. Datavant is headquartered in San Francisco. Learn more about Datavant at www.datavant.com.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the successful implementation of Datavant’s technology, use of data link technology and ability to create meaningful datasets, interpretation of datasets and ability to enhance MindMed’s clinical trials and commercialization of its products. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com